Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press release dated December 2, 2008

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: December 2, 2008

3

Acorn Reports Third Quarter 2008 Financial Results

(Shanghai, China; 2 December 2008) Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its third quarter financial results for the three months ended September 30, 2008.

Highlights for Third Quarter 2008:

•	Net revenues were $75.7 million, an increase of 3.4% compared to $73.2 million in the third quarter 2007.

•	Gross margin was 51.0%, compared to 50.3% in the same period of 2007.

•

An operating loss of $6.7 million was incurred (including intangible assets and goodwill impairment losses totaling $8.7 million), compared to a $1.0 million operating profit in the third quarter 2007.

•

Impairment losses for the third quarter 2008 totaled $12.0 million. Of this total, $8.7 million consisted of $1.1 million of impairment loss on intangible assets and $7.6 million of impairment loss on goodwill. The remaining $3.3 million reflects an other-than-temporary impairment of investment on one of two available-for-sale securities. The original cost of Acorn’s investment on these two available-for-sale securities was $10.0 million each.

•	Net loss was $10.8 million, compared to a net profit of $4.5 million in the third quarter 2007.

•

Adjusted net loss, after eliminating the effects of share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), was $1.2 million compared to a $6.1 million non-GAAP net profit for the same period last year. (Share-based compensation expenses were $0.9 million in the third quarter 2008, compared to $1.6 million in the same period last year.)

•

Diluted loss per ordinary share and diluted loss per ADS were $0.13 and $0.38, respectively. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), diluted loss per ordinary share and diluted loss per ADS were $0.01 and $0.04, respectively.

“The third quarter was mixed for our business. The opening of the 2008 Beijing Olympics and the worsening of the global financial crisis both significantly impacted our business operations. While our collectibles business benefited from the Olympics, our CPS stock tracking software sales declined along with the domestic financial market decline. Despite the macro factors affecting our business, we continue to make positive strides in many of our other product lines. During the third quarter, our longstanding Babaka posture correction products continued to perform well, our third party banks sales expanded, and we even saw some recovery in our mobile handsets business following a revamped pricing and marketing scheme,” said Mr. James Hu, Chairman and CEO of Acorn International. “Our business is facing some tough challenges both internally and externally this year. Some of the older products needed strategy adjustments while new products will still take time to develop. Coupled with an extremely turbulent macro economic environment in 2008, the recovery in our business has been longer than expected. However, we will remain vigilant and focus on pursuing the strategy set out at the beginning of this year. Our addition of Yiyang Yukang, a PRC-based mobile handset producer and distributor in China, should help expand our overall brand portfolio and strengthen our off line distribution capability. By focusing on our core competency, namely our cross platform marketing and distribution synergy, we are positioning Acorn to reemerge from the current crisis as a better and stronger player in China’s direct sales industry.”

Business Highlights for the Third Quarter of 2008:

•

Acorn’s third party bank sales continued to perform well. By the end of the third quarter 2008, Acorn had signed up a total of eleven bank partners, with total bank sales reaching over $64,000 per day during the quarter and with expected future sales growth.

•

After a nearly 4-year product run, Acorn’s Babaka posture correction products still remain one of Acorn’s top three selling items. With an improved infomercial and an adjusted pricing scheme, Babaka posture correction product sales reached $11.8 million in the third quarter 2008, an 83.1% increase from $6.5 million in the same period last year.

•

Driven by its successful introduction of low cost handsets, Acorn’s mobile handset sales volume and revenues improved significantly from those in the second quarter 2008. Handset sales volume reached 113,000 units in the third quarter 2008, down only 7.4% from 122,000 units in the period a year earlier, but up 85.2% from 61,000 units sold in the second quarter 2008.

•

Benefiting from the 2008 Beijing Olympics during the third quarter, Acorn’s collectables revenues doubled to $4.4 million in third quarter compared to $2.2 million in the second quarter 2008 and up slightly from $4.2 million in the third quarter 2007.

Financial Results Highlights for the Third Quarter 2008:

For the third quarter 2008, total net revenues were $75.7 million, an increase of 3.4% compared to $73.2 million in the third quarter 2007.

Direct sales net revenues were $46.5 million, up 4.8% compared to the third quarter 2007. The increase in direct sales net revenues was largely due to sales increases for the Babaka posture correction, cosmetics and eRoda GPS businesses, despite a year over year slow down in the mobile handsets business.

Distribution net revenues increased 1.1% year-over-year in the third quarter to $29.2 million, primarily due to improvements in the Meijin electronic dictionary and Babaka posture correction products businesses, offsetting the decline in the sales of the Ozing electronic learning product and CPS stock tracking software businesses for the quarter.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended September 30, 2008
(in US dollars)
Direct sales
Mobile handsets	14,751,387
Posture correction product (Babaka)	7,986,848
Cosmetics	4,419,664

Distribution sales
Electronic learning product (Ozing)	15,268,294
Electronic dictionary (Meijin)	5,584,700
Posture correction product (Babaka)	3,829,727

Total direct and distribution sales
Electronic learning product (Ozing)	19,009,016
Mobile handsets	14,758,394
Posture correction product (Babaka)	11,816,575

Cost of sales in the third quarter 2008 was $37.1 million, an increase of 1.9% from $36.4 million in the third quarter 2007.

Gross profit in the third quarter 2008 was $38.6 million, an increase of 4.9% compared to $36.8 million in the third quarter 2007. Gross margin was 51.0% in the third quarter 2008, up slightly from 50.3% in the third quarter 2007.

Gross profit from direct sales for the third quarter 2008 decreased 1.8% to $23.7 million from $24.1 million in the same period last year. Gross margin for direct sales for the third quarter 2008 was 50.9%, compared to 54.4% in the third quarter 2007. The decline in gross margin was largely due to the introduction of lower margin mobile handsets and collectibles during the third quarter 2008.

Gross profit from distribution sales in the third quarter 2008 was $14.9 million, an increase of 17.5% from $12.7 million in the third quarter 2007. Gross margin for distribution sales for the third quarter 2008 was 51.2%, up from 44.1% in the same period last year. The increase in gross margin resulted primarily from Acorn’s decision to terminate, in the fourth quarter of 2007, its prior distribution incentive plan which offered distributors higher discounts.

Advertising expenses were $17.9 million for the third quarter 2008 compared to $20.5 million in the third quarter 2007. The lower advertising expenses were mainly associated with a decrease in advertising during the Beijing Olympics to permit less interrupted programming broadcasts and an increase in the direct sales advertising costs shared by joint sales partners for the third quarter 2008. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.16 in the third quarter 2008, an increase compared to 1.80 in the third quarter 2007 and 1.38 in the second quarter 2008.

Other selling and marketing expenses increased 25.7% to $12.0 million from $9.5 million in the third quarter 2007. The increase was mainly due to increased business development and promotion expenses to Acorn’s distributors (following termination of its prior distribution incentive plan in the fourth quarter 2007) and a higher delivery and packaging costs associated with the Beijing Olympics for the third quarter 2008.

General and administrative expenses were $7.7 million in the third quarter 2008, a 5.9% increase from $7.3 million in the third quarter 2007. The increase was primarily due to increase in depreciation and amortization expenses of fixed assets and intangible assets and the increase in the Company’s bad debt provisions related to the rise in accounts receivable from a higher sales season.

Intangible assets impairment loss and goodwill impairment loss totaled $8.7 million in the third quarter 2008.

Other operating income, net, was $0.9 million for the third quarter 2008, down 33.5% from $1.4 million in the third quarter 2007. Other operating income, net, included $0.7 million and $1.1 million in government subsidies for the third quarter 2008 and 2007, respectively.

Operating loss for the third quarter 2008 was $6.7 million (including $8.7 million impairment losses on goodwill and intangible assets), compared to operating income of $1.0 million in the third quarter 2007.

Share-based compensation expenses for the third quarter 2008 were $0.9 million, compared to $1.6 million for the third quarter 2007.

Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), operating income for the third quarter 2008 was $2.9 million, compared to operating income of $2.6 million in the same period of 2007.

Net loss for the third quarter 2008 was $10.8 million (including $3.3 million investment impairment loss and $8.7 million impairment losses on goodwill and intangible assets), compared to a net profit of $4.5 million (including $3.8 million investment gain) in the third quarter 2007. Diluted loss per ordinary share was $0.13 for the third quarter 2008. Excluding share-based compensation expenses and impairment losses on goodwill and intangible assets (non-GAAP), diluted loss per ordinary share was $0.01 for the quarter.

Acorn’s cash and cash equivalents totaled $157.1 million at the end the third quarter 2008, up $9.6 million from that at the end of the second quarter 2008.

Other Updates:

In December 2007, NavInfo, a Chinese company providing digital maps, sued Careland (the map service provider for Acorn’s branded GPS product) and Acorn seeking approximately $0.4 million compensation for infringement of its digital map technology. NavInfo withdrew the lawsuit in November 2008.

In November 2008, Acorn entered into a binding term sheet to acquire Yiyang Yukang Communication Equipment Co. Limited (“Yiyang Yukang”), a domestic communication equipment producer and distributor in China. The transaction is expected to close by the end of December 2008, subject to customary closing conditions. Upon closing, Acorn will pay to the current shareholder of Yiyang Yukang consideration of $6.7 million in cash and 2,564,103 of its ordinary shares (“Ordinary Shares”), and may pay in three potential earn-out payments additional considerations totaling 3,846,153 Acorn Ordinary Shares and US$32.10 million in cash, or 5,128,203 Acorn Ordinary Shares and US$28.10 million in cash, contingent on Yiyang Yukang meeting certain earnings targets in 2008, 2009 and 2010 for each of the earn-out payments.

Full Year 2008 Business Outlook:

Acorn maintains the full year financial guidance for 2008 previously announced in the second quarter 2008. For 2008, it continues to expect net revenues in the range of $230 to $250 million and net profit excluding share-based compensation expenses, impairment losses from investments and non-recurring charges to be a few million dollars of loss to breakeven.

Conference Call Information

Acorn’s management will hold an earnings conference call at 8:00 am Eastern Time on December 2, 2008 (9:00 pm Beijing Time) to discuss its third quarter 2008 financial results and answer questions.

You may access the live interactive call via:

+1 866 549 1292 (U.S. Toll Free)

+800 7011 223 (China Toll Free)

+852 3005 2050 (International)

Passcode: ATV

Please dial-in 10-15 minutes in advance to facilitate an on-time start. A replay will be available for approximately two weeks after the call and may be accessed via:

+852 3005 2020 (International)

Passcode: 136511#

A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the third quarter 2007 and 2008 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses and goodwill and intangible asset impairment losses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended September 30, 2007 and 2008, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended September 30,
	2007	2008
GAAP net revenues	73,232,154	75,699,050
GAAP income (loss) from operations	954,491	(6,672,713)
GAAP operating margin	1.3%	(8.8)%
Share-based compensation expenses	1,601,713	907,171
Goodwill and intangible asset impairment losses	—	8,667,961
Non-GAAP income from operations	2,556,204	2,902,419
Non-GAAP operating margin	3.5%	3.8%
GAAP net income (loss)	4,478,682	(10,778,319)
GAAP income (loss) per ordinary share – basic	0.05	(0.13)
GAAP income (loss) per ordinary share – diluted	0.04	(0.13)
Share-based compensation expenses	1,601,713	907,171
Goodwill and intangible asset impairment losses	—	8,667,961
Non-GAAP net income (loss)	6,080,395	(1,203,187)
Non-GAAP income (loss) per ordinary share – basic	0.07	(0.01)
Non-GAAP income (loss) per ordinary share – diluted	0.06	(0.01)

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2008; expectations regarding Acorn’s ability to emerge from the current economic crisis as a better and stronger market player; the anticipated benefits of the pending Yiyang Yukang acquisition (including the expanded brand portfolio and distribution capability); and growth prospects its third-party bank sales business, the Babaka posture correction products and low-cost mobile handsets. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively integrate the pending Yiyang Yukang acquisition (which may not close when expected or at all), our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network (including Yiyang Yukang’s network); potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2007 annual report on Form 20-F filed with Securities and Exchange Commission on May 30, 2008. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2007. Our actual results of operations for the third quarter of 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
Revenues:
Direct sales, net	44,379,763	46,521,751	141,975,888	123,952,368
Distribution sales, net	28,852,391	29,177,299	62,560,334	65,042,342

Total revenues, net	73,232,154	75,699,050	204,536,222	188,994,710

Cost of revenues:
Direct sales	20,250,495	22,830,960	65,372,533	57,136,292
Distribution sales	16,135,353	14,233,862	31,607,962	29,432,208

Total cost of revenues	36,385,848	37,064,822	96,980,495	86,568,500

Gross profit	36,846,306	38,634,228	107,555,727	102,426,210

Operating income (expenses):
Advertising expenses	(20,490,949)	(17,890,317)	(56,251,585)	(55,172,237)
Other selling and marketing expenses	(9,522,664)	(11,968,106)	(23,033,980)	(30,479,209)
General and administrative expenses	(7,295,581)	(7,723,596)	(21,395,341)	(22,317,713)
Impairment of goodwill and intangible assets	—	(8,667,961)	—	(8,667,961)
Other operating income, net	1,417,379	943,039	3,599,827	4,213,311

Total operating income (expenses)	(35,891,815)	(45,306,941)	(97,081,079)	(112,423,809)

Income (loss) from operations	954,491	(6,672,713)	10,474,648	(9,997,599)

Other income (expenses):
Interest expenses	—	—	(320)	—
Other income (expenses), net	5,283,764	(2,310,339)	11,453,458	(863,890)

Total other income (expenses)	5,283,764	(2,310,339)	11,453,138	(863,890)

Income (loss) before income taxes and minority interest	6,238,255	(8,983,052)	21,927,786	(10,861,489)

Income tax expenses (benefits):
Current	255,015	345,291	1,333,526	1,365,675
Deferred	(587,470)	371,078	(842,619)	494,899

Total income tax expenses (benefits)	(332,455)	716,369	490,907	1,860,574

Net income (loss) after income taxes and before minority interest	6,570,710	(9,699,421)	21,436,879	(12,722,063)
Minority interest	(2,092,028)	(1,078,898)	(3,530,375)	(3,460,922)

Net income (loss)	4,478,682	(10,778,319)	17,906,504	(16,182,985)
Deemed dividend on Series A convertible redeemable preference shares	—	—	(53,800)	—

Income (loss) attributable to holders of ordinary shares	4,478,682	(10,778,319)	17,852,704	(16,182,985)

Income (loss) per ordinary share
- Basic	0.05	(0.13)	0.21	(0.19)

- Diluted	0.04	(0.13)	0.19	(0.19)

Income (loss) per ADS
- Basic	0.14	(0.38)	0.62	(0.56)

- Diluted	0.13	(0.38)	0.58	(0.56)

Weighted average number of shares used in calculating income (loss) per ordinary share
- Basic	93,137,686	86,053,974	72,594,922	87,072,860

- Diluted	100,533,454	86,053,974	79,611,282	87,072,860

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2007	September 30, 2008
Assets
Current assets:
Cash and cash equivalents	148,743,159	157,140,770
Restricted cash	674,260	1,001,238
Short-term investments	36,643,577	10,623,182
Accounts receivable, net	23,076,064	21,883,538
Notes receivable	1,592,295	3,750,806
Inventory	16,382,773	20,630,993
Prepaid advertising expenses	23,150,816	14,718,584
Other prepaid expenses and current assets, net	8,068,556	11,326,041
Deferred tax assets, net	2,946,855	2,765,554

Total current assets	261,278,355	243,840,706
Property and equipment, net	13,322,488	14,696,948
Acquired intangible assets, net	4,775,805	3,841,003
Long-term investments	—	15,882,641
Investment in affiliate	—	1,200,000
Goodwill	7,571,865	—
Other long-term assets	827,377	1,022,444

Total assets	287,775,890	280,483,742

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,171,725	15,558,733
Accrued expenses and other current liabilities	12,477,690	14,663,097
Notes payable	997,180	1,020,166
Income taxes payable	160,922	1,266,376
Deferred revenue	13,352,371	10,331,065

Total current liabilities	35,159,888	42,839,437

Total liabilities	35,159,888	42,839,437

Minority interest	9,241,277	13,428,225

Shareholders’ equity:
Ordinary shares	932,554	935,435
Additional paid-in capital	201,901,611	205,924,245
Retained earnings	39,682,699	23,499,714
Accumulated other comprehensive income	7,690,985	16,356,684
Treasury stock, at cost	-6,833,124	-22,499,998

Total shareholders’ equity	243,374,725	224,216,080

Total liabilities and shareholders’ equity	287,775,890	280,483,742

For further information, please contact:

Acorn International

Chen Fu, Director of Investor Relations

Tel: (86) 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

PRChina

Jane Liu

Tel: (852) 2522 1838

Email: jliu@prchina.com.hk

Henry Chik

Tel: (852) 2522 1838

Email: hchik@prchina.com.hk